Filed pursuant to Rule 433

Registration No. 333-214613

September 27, 2017

Final Term Sheet

USD 1,000,000,000 2.000% Global Notes due 2022 (Green Bond)

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 1,000,000,000

Denomination:	USD 1,000

Maturity:	September 29, 2022

Redemption Amount:	100%

Interest Rate:	2.000% per annum, payable semi-annually in arrears

Date of Pricing:	September 27, 2017

Closing Date:	October 5, 2017 (T+6)[1]

Interest Payment Dates:	March 29 and September 29 in each year

First Interest Payment Date:	March 29, 2018 (for interest accrued from, and including, October 5, 2017 to, but excluding, March 29, 2018)

Interest Payable on First Interest Payment Date:	USD 9,666,666.67 (for aggregate principal amount of USD 1,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.684%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.559%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

[1]	It is expected that delivery of the notes will be made upon instruction of the Managers against payment on or about the Closing Date, which will be the sixth business day following the Date of Pricing of the notes (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes will initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769HP20

CUSIP:	500769HP2

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[2]	Aaa by Moody’s Investors Service, AAA by Scope Ratings and AAA by S&P Global Ratings

Managers:	BofA Merrill Lynch RBC Capital Markets TD Securities

Stabilization Manager:	Merrill Lynch International

Registrar:	Deutsche Bank Trust Company Americas

Paying Agent:	Deutsche Bank Trust Company Americas

Additional Paying Agent:	Deutsche Bank Aktiengesellschaft

Use of Proceeds:

The net proceeds from the sale of the notes will be used in the general business of the issuer.

Upon issuance, the issuer will simultaneously allocate an amount equal to the net proceeds of the notes (which proceeds may be converted into Euros) to an internal account used to track the allocation of funds from its “green bond” issuances. Amounts matching requests for disbursements under KfW’s environmental investment program, “Erneuerbare Energien - Standard” (“Renewable Energies - Standard”) will be deducted from the portion of the balance of this internal account relating to the notes on an ongoing basis, starting with the beginning of the calendar year in which the notes are issued and continuing until the portion of the balance relating to the notes has been completely reduced. As discussed below, the notes will be reported on KfW’s website as fully allocated when requests for disbursements in the aggregate total the net proceeds from the notes.

KfW’s financing program “Renewable Energies - Standard” aims to promote the development of electricity and heat from renewable resources. Measures financed through this program may include but are not limited to the following:

•    Photovoltaic equipment;

[2]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

•    Wind power plants and repowering measures;

•    Hydro-electric power stations;

•    Equipment for the generation and use of biogas; and

•    Equipment for the geothermal generation of electricity.

The common objective of all projects financed under this program is the reduction of greenhouse gas emissions. Equipment for the use of fossil fuels or nuclear power is not financed under the program.

Payment of principal of and interest on the notes will be made from the issuer’s general funds and will not be linked to the performance of any projects financed under the program “Renewable Energies - Standard.”

Following the issuance of the notes and until the notes have been reported as fully allocated, the issuer intends to regularly monitor the internal account in terms of disbursements under the program “Renewable Energies - Standard” and report on these disbursements on a quarterly basis on its website. Unless otherwise indicated, information available on or accessible through the issuer’s website is not incorporated herein by reference.

If the issuer’s use of the net proceeds from the notes is a factor in your decision to invest in the notes, you should consider the foregoing discussion and consult with your counsel or other advisors before making an investment in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772784/d291860d424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: https://www.sec.gov/Archives/edgar/data/821533/000119312516772757/d291282d424b3.htm . Alternatively, Merrill Lynch International will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-294-1322.